Exhibit 12.1

HOST HOTELS & RESORTS, INC. AND SUBSIDIARIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

(in millions, except ratio amounts)

	Year-to-date ended
	September 5, 2008	September 7, 2007	2007	2006	2005	2004	2003
Income (loss) from operations before income taxes	$291	$280	$550	$296	$136	$(101)	$(271)
Add (deduct):
Fixed charges	290	359	493	526	525	574	606
Capitalized interest	(8)	(6)	(10)	(5)	(5)	(3)	(2)
Amortization of capitalized interest	4	4	6	6	6	6	6
Minority interest in consolidated affiliates	19	21	32	41	16	4	5
Net (earnings)/losses related to certain 50% or less owned affiliates	(3)	(5)	(11)	6	1	16	22
Distributions from equity investments	3	3	4	3	2	6	3
Dividends on preferred stock	(6)	(6)	(9)	(14)	(27)	(37)	(37)
Issuance costs of redeemed preferred stock	—	—	—	(6)	(4)	(4)	—

Adjusted earnings	$590	$650	$1,055	$853	$650	$461	$332

Fixed charges:
Interest on indebtedness and amortization of deferred financing costs	$240	$312	$422	$450	$443	$483	$488
Capitalized interest	8	6	10	5	5	3	2
Dividends on convertible preferred securities of subsidiary trust	—	—	—	—	—	—	32
Dividends on preferred stock	6	6	9	14	27	37	37
Issuance costs of redeemed preferred stock	—	—	—	6	4	4	—
Portion of rents representative of the interest factor	36	35	52	51	46	47	47

Total fixed charges and preferred stock dividends	$290	$359	$493	$526	$525	$574	$606

Ratio of earnings to fixed charges and preferred stock dividends	2.0x	1.8x	2.1x	1.6x	1.2x	—	—
Deficiency of earnings to fixed charges and preferred stock dividends	$—	$—	$—	$—	$—	$(113)	$(274)